Securities and Exchange Commission
Trading and Markets

AUG 0 9 2019

RECEIVED

18010023

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street SE
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (888) 407-8198
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2301 East Paris Avenue SE	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA MV SCHULTZ
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF KENT
My Commission Expires August 4, 2018
Acting in the County of Kent

Signature

President
Title

Angela MV Schultz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHTC
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
USA Financial Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation ("Broker-Dealer") as of December 31, 2017 and 2016, and the related statements of income and comprehensive income, changes in stockholders' equity, and changes in financial condition for the years then ended and the related notes. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broker-Dealer as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and the standards of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due for fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Echelbarger, Himebaugh, Tamm & Co., P.C. 2301 East Paris Avenue SE, Grand Rapids, MI 49546
P: 616.575.3482 F: 616.575.3481 info@ehtc.com www.ehtc.com

Supplemental Information

The information contained in Form X-17A-5 Part III and the supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., PC

Echelbarger, Himebaugh, Tamm and Co.

We have served as USA Financial Securities Corporation's auditor since 2003.

Grand Rapids, MI
February 27, 2018

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2017	December 31, 2016
CURRENT		
Cash	$ 1,358,376	$ 913,245
Receivables:		
Commissions	2,105,992	1,332,360
Related parties	102,014	113,674
Representatives	33,954	28,469
Other	28,229	29,982
Firm Operating Accounts - Brokerage/Custody	234,432	202,128
CRD accounts	7,525	8,810
Prepaid expenses	443,324	395,552
TOTAL CURRENT ASSETS	4,313,846	3,024,220
NON-CURRENT ASSETS		
Office furniture and equipment, at cost, less accumulated depreciation of $3,164 and $1,141, respectively	8,984	3,726
Clearing deposit - Pershing	25,000	25,000
Available-for-sale securities, at fair value	68,570	70,062
TOTAL NON-CURRENT ASSETS	102,554	98,788
TOTAL ASSETS	$ 4,416,400	$ 3,123,008

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES:		
Accounts payable:		
Representatives	$ 2,032,279	$ 1,116,591
Related party	157,555	144,800
Trade	53,295	31,502
Accrued expenses:		
Leased employees - related party	125,725	119,175
Other	40,702	38,290
Note payable	155,460	138,196
Representative errors and omissions insurance deposits	1,000	-
Operational accounts - Pershing	14,341	11,522
Total Liabilities	2,580,357	1,600,076
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	1,153,642	839,039
Accumulated other comprehensive income	(2,599)	(1,107)
Total Stockholders' Equity	1,836,043	1,522,932
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,416,400	$ 3,123,008

See Independent Auditor's Report and notes to the financial statements

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2017 and 2016. Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2017 and 2016, respectively, the Company bank balance totaled $1,358,401 and $913,845 of which $643,915 and $256,352 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total other comprehensive loss for the years ended December 31, 2017 and 2016 was $1,492 and $4,127 which consists of unrealized gains/losses on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2017 and 2016.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $3,164 and $1,141, respectively for the years ended December 31, 2017 and 2016.

SOFTWARE

Software is amortized over three years using the straight line method. Software is being amortized over three years using the straight line method. All software costs were fully amortized as of December 31, 2017 and 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

Advertising costs are charged to expense as incurred. Advertising expense charged to operations totaled $85,256 and $98,974 for the years ended December 31, 2017 and 2016, respectively.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2014 and state tax examinations for years before 2013.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2017 and 2016, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly-owned subsidiary of USA Financial Corporation. The Company has transactions with USA Financial Corporation and its other subsidiaries: USA Financial Team Corporation, USA Financial Insurance Services Corporation, USA Financial Portformulas Corporation, USA Financial Plug-N-Run Corporation, USA Financial Media Corporation, and USA Financial Exchange Corporation. In addition, the Company has transactions with another related party, USA Financial Equity, LLC. Please see note 11 for additional related party information.

3. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2017 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 5,096	$ (1,100)
Xenia Hotels & Resorts, Inc.	4,554	4,167	(387)
AR Capital American Finance Trust, Inc.	30,905	31,084	179
AR Capital Healthcare Trust, Inc.	29,965	28,223	(1,742)
	$ 71,620	$ 68,570	$ (3,050)

Available-for-sale securities at December 31, 2016 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,864	$ (1,332)
Xenia Hotels & Resorts, Inc.	4,554	3,748	(806)
AR Capital American Finance Trust, Inc.	30,905	32,148	1,243
AR Capital Healthcare Trust, Inc.	29,965	29,302	(663)
	$ 71,620	$ 70,062	$ (1,558)

The Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $26,391 including interest at 6.34% and matures in July 2018. As of December 31, 2016, the note required monthly payments of $23,416 including interest at 5.69% and had a maturity date of July 2017. There were no covenants related to this note payable as of December 31, 2017 and 2016.

6. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S-corporation and records certain state tax expenses separate from its parent.

Provision for income taxes consists of the following:

	For years ended December 31, 2017	2016
Other states	$ 17,299	$ 15,571

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S corporation which does not pay federal corporate income taxes. Because the Company is an S Corporation, the Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remained subject to other state income taxes in 2017.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $880,194 which was $708,170 in excess of the required net capital of $172,024, and the Company's aggregate indebtedness to net capital ratio was 2.93 to 1. At December 31, 2016, the Company had net capital of $663,102 which was $556,430 in excess of the required net capital of $106,672 and the Company's aggregate indebtedness to net capital ratio was 2.41 to 1.

8. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $35,470 and $54,485 at December 31, 2017 and 2016, respectively. Total expenses reimbursed for the year ended December 31, 2017 and 2016 were $494,863, and $722,915, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services Corporation. The revenue sharing agreement generated $724,153, and $860,646 of the Company's revenues for the years ended December 31, 2017 and 2016, respectively. The unpaid portion of this income included in accounts receivable is $35,611, and $62,441 at December 31, 2017 and 2016, respectively.

The Company reimburses USA Financial Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $7,816 and $0 for the year ended December 31, 2017 and 2016, respectively. Total expenses reimbursed for the year ended December 31, 2017 and 2016 was $19,439 and $961, respectively. In addition to reimbursed expenses, the Company paid Parent Company $198,000 and $198,000 in management fees for the years ended December 31, 2017 and 2016, respectively.

The Company engages in business with USA Financial Portformulas Corporation. The revenue generated from this business totaled $4,076,199 and $3,625,800 for the years ended December 31, 2017 and 2016, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $341,852 and $330,240 at December 31, 2017 and 2016, respectively. Total fees expensed by the Company to USA Financial Portformulas Corporation for account management was $798,389 and $557,446 for the years ended December 31, 2017 and 2016, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2017 and 2016 is $75,538 and $61,239, respectively.

The Company engages in business with USA Financial Exchange Corporation. The revenue generated from this business totaled $548,674 and $4,410 for the years ended December 31, 2017 and 2016, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $99,280 and $3,153 at December 31, 2017 and 2016, respectively.

In February 2017, USA Financial Plug N Run Corporation merged with USA Financial Media Corporation. For the months of January and February 2017, the Company received marketing support services from USA Financial Plug-N-Run Corporation. A total of $4,000 and $24,000 was charged to expense under this agreement for the two months ended February 28, 2017 and year ended December 31, 2016, respectively. The Company reimburses USA Financial Plug-N-Run Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the two months ended February 28, 2017 and year ended December 31, 2016 were $113,454 and $327,147, respectively. The unpaid portion of the marketing support and/or these expenses included in accounts payable at December 31, 2016 was $25,811. Additionally, the Company receives reimbursement from USA Financial Plug-N-Run Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $33,532 and $356,115 for the two months ended February 28, 2017 and year ended December 31, 2016, respectively. The total expense reimbursement in Accounts Receivable was $34,984 at December 31, 2016.

8. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company receives advertising and marketing support services from USA Financial Media Corporation. A total of $32,000 and $12,000 was charged to expense under this agreement for the years ended December 31, 2017 and 2016, respectively. Additionally, the Company reimburses USA Financial Media Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2017 and 2016 were $327,684 and $2,060 respectively. The unpaid portion of the support services and/or these expenses included in accounts payable is $34,938 and $0 at December 31, 2017 and 2016, respectively. Additionally, the Company receives reimbursement from USA Financial Media Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $355,313 and $0 for years ended December 31, 2017 and 2016, respectively. The total expense reimbursement in Accounts Receivable is $66,403 and $0 at December 31, 2017 and 2016, respectively.

The Company rents office space on a month-to-month basis from USA Financial Equity, LLC. A total of $171,550 and $145,200 was charged to expense under this agreement during the years ended December 31, 2017 and 2016, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, management fees, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2017 and 2016 were $1,900,383 and $1,741,512, respectively. Accrued leased employee expense totaled $125,725 and $119,175 at December 31, 2017 and 2016, respectively. The unpaid portion of this other leased employee expenses included in accounts payable is $3,794 and $3,266 at December 31, 2017 and 2016, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $32,051 and $30,721 in revenue during the years ended December 31, 2017 and 2016, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $2,035 and $1,637 at December 31, 2017 and 2016, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

	For years ended December 31, 2017	For years ended December 31, 2016
Related representative commission expense	$ 25,513	$ 24,391

Of the total charged to commission expense, there was $1,628 and $1,310 due to these representatives at December 31, 2017 and 2016, respectively.

9. OPERATING LEASES

The Company rents various online applications under one year operating leases and other operating leases expiring at various dates. Most of the leases contain automatic renewal options of one year periods unless notice of cancellation is provided by the Company. Some of the leases have a minimum payment and/or are contingent on users and other variables. Total rental expense was $342,904 and $209,539 for the years ended December 31, 2017 and 2016, respectively.

The following schedule details future minimum lease payments as of December 31, 2017 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31, 2018	$ 25,584

10. MAJOR PRODUCTS

For the year ended December 31, 2017 and 2016, the Company's revenues were substantially from two product types which accounted for approximately 75% of revenues.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, the date the financial statements were available to be issued.

12. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. In addition, the Company is also involved in routine regulatory examinations. Management believes, based on the advice of legal counsel, that such litigation and claims and regulatory examinations will be resolved without a material effect on the Company's financial position.